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                      acgfform24f2-2011.txt
                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549

                         FORM 24F-2
              Annual Notice of Securities Sold
                    Pursuant to Rule 24f-2
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1.   Name and address of issuer:

      American Century Growth Funds, Inc.
      4500 Main Street
      Kansas City, Missouri 64111

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2.   The name of each series or class of securities for which this Form is filed
      (If the Form is being filed for all series and classes of securities of the
      issuer, check the box but do not list series or classes): __X__

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3.   Investment Company Act File Number: 811-21861

      Securities Act File Number: 333-132114

4(a). Last day of fiscal year for which this Form is filed:

      July 31, 2011

4(b). _____ Check box if this Form is being filed late (i.e., more than 90
      calendar days after the end of the issuer's fiscal year). (See Instruction
      A.2)

4(c). _____ Check box if this is the last time the issuer will be filing this
      Form.

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5.   Calculation of registration fee:

      (i) Aggregate   sale   price   of
      securities sold during the fiscal
      year pursuant to section 24(f): $ 5,086,603

      (ii) Aggregate price of securities
      redeemed or repurchased during the
      fiscal year: $ 12,208,512

      (iii) Aggregate price of securities
      redeemed or repurchased during any
      prior fiscal year ending no earlier
      than October 11, 1995 that were not
      previously   used   to   reduce
      registration fees payable to the
      Commission: $ 43,551,317

      (iv) Total available   redemption
      credits [add Items 5(ii) and
      5(iii): $ 55,759,829

                             Page 1

(v) Net sales -- if Item 5(i) is
greater than Item 5(iv) [subtract
Item 5(iv) from Item 5(i)]: $ N/A

(vi) Redemption credits available
for use in future years
if Item 5(i) is less than Item
5(iv) [subtract Item 5(iv) from
Item 5(i)]: $ 50,673,226

(vii) Multiplier for determining
registration fee (See Instruction
C.9):   x .0001146

(viii) Registration fee due
[multiply Item 5(v) by Item 5(vii)]
(enter ""0"" if no fee is due):   =$ 0

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6.   Prepaid Shares

      If the response to Item 5(i) was determined by deducting an amount of
      securities that were registered under the Securities Act of 1933 pursuant
      to rule 24e-2 as in effect before October 11, 1997, then report the amount
      of securities (number of shares or other units) deducted here: _____

      If there is a number of shares or other units that were registered pursuant
      to rule 24e-2 remaining unsold at the end of the fiscal year for which this
      form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: _____

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7.   Interest due -- if this Form is being filed more than 90 days after the end
      of the issuer's fiscal year (see Instruction D):

                                                  +$ N/A

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8.   Total of the amount of the registration fee due plus any interest due [line
      5(viii) plus line 7]:

                                                  =$ 0
                                                  =============
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9.   Date the registration fee and any interest payment was sent to the
      Commission's lockbox depository: N/A

      Method of Delivery:

            _____ Wire Transfer
            _____ Mail or other means

                              SIGNATURES

This report has been signed below by the following persons on behalf of the
issuer and in the capacities and on the dates indicated.

By (Signature and Title)*   /s/ Robert J. Leach

                                 Robert J. Leach, Vice President

Date: October 4, 2011

   *Please print the name and title of the signing officer below the signature.

SEC 2393 (9-97)